UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ChinaCache International Holdings Ltd.

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G21191 104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Qiming Corporate GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power
12,637,248. Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole voting power with respect to 12,450,672 ordinary shares; Qiming Managing Directors Fund, L.P. may also be deemed to have sole voting power with respect to 186,576 ordinary shares. See Item 4.

	6	Shared Voting Power 0

7

Sole Dispositive Power
12,637,248. Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole dispositive power with respect to 12,450,672 ordinary shares; Qiming Managing Directors Fund, L.P. may also be deemed to have sole dispositive power with respect to 186,576 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,637,248 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.1%

12	Type of Reporting Person CO

1	Names of Reporting Persons Qiming GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,450,672. Qiming Venture Partners, L.P. may also be deemed to have sole voting power with respect to 12,450,672 ordinary shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,450,672. Qiming Venture Partners, L.P. may also be deemed to have sole dispositive power with respect to 12,450,672 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,672 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.0%

12	Type of Reporting Person PN

1	Names of Reporting Persons Qiming Venture Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,450,672. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole voting power with respect to 12,450,672 ordinary shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,450,672. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole dispositive power with respect to 12,450,672 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,672 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.0%

12	Type of Reporting Person PN

Item 1(a).	Name of Issuer: ChinaCache International Holdings Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Section A, Building 3, Dian Tong Creative Square No. 7 Jiuxianqiao North Road, Chaoyang District Beijing, 100015 People’s Republic of China

Item 2(a).	Name of Person Filing: Qiming Corporate GP, Ltd. Qiming GP, L.P. Qiming Venture Partners, L.P.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
The registered address of Qiming Corporate GP, Ltd., Qiming GP, L.P. and Qiming Venture Partners, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, Grand Cayman, K41-1104 Cayman Islands.

Item 2(c).	Citizenship: Cayman Islands Qiming Corporate GP, Ltd. Qiming GP, L.P. Qiming Venture Partners, L.P.
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP NO.: G21191 104

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of ChinaCache International Holdings Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiming Corporate GP, Ltd.	12,673,248	3.1%	12,673,248	0	12,673,248	0
Qiming GP, L.P.	12,450,672	3.0%	12,450,672	0	12,450,672	0
Qiming Venture Partners, L.P.	12,450,672	3.0%	12,450,672	0	12,450,672	0

12,450,672 and 186,576 ordinary shares of the Issuer are held of record and beneficially owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P., respectively. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Each of Qiming GP, L.P. and Qiming Corporate GP, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

The voting and investment power of the shares held by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Therefore, Duane Kuang, Gary Rieschel, JP Gan and Robert Headley exercise voting and investment powers over the shares held by the Reporting Persons and may be deemed to have beneficial ownership over all 12,637,248 shares reported herein. Each of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. except to the extent of such person’s own pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

(1)  As of the date hereof, Qiming Corporate GP, Ltd. has ceased to be the beneficial owner of more than five percent of the class of securities.

(2)  As of the date hereof, Qiming GP, L.P. has ceased to be the beneficial owner of more than five percent of the class of securities.

(3)  As of the date hereof, Qiming Venture Partners, L.P. has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

QIMING VENTURE PARTNERS, L.P., a Cayman Islands exempted limited partnership
By:	QIMING GP, L.P., a Cayman Island exempted limited partnership
Its:	General Partner
	By:	QIMING CORPORATE GP, LTD., a Cayman Islands corporation
	Its:	General Partner

		By:	/s/ Grace Lee
Name: Grace Lee
Its: Authorized Signatory

QIMING GP, L.P., a Cayman Island exempted limited partnership
By:	QIMING CORPORATE GP, LTD., a Cayman Islands corporation
Its:	General Partner

	By:	/s/ Grace Lee
Name: Grace Lee
Its: Authorized Signatory

QIMING CORPORATE GP, LTD., a Cayman Islands corporation

By:	/s/ Grace Lee
Name: Grace Lee
Its: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement